Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

June 21, 2012

Susan Block

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:

T.O Entertainment, Inc.

Amendment No. 2 to Current Report on Form 8-K

Filed May 24, 2012

File No. 000-53340

Dear Ms. Block:

We represent T.O Entertainment, Inc., a Colorado corporation.

This letter concerns your comment letter dated June 6, 2012. The Company is in the process of addressing the comments set forth in the comment letter but requires additional time to complete its responses.  Accordingly, we respectfully request an extension of time until July 5, 2012, to complete and file the necessary responses.  Your understanding with this matter is greatly appreciated.

Sincerely Yours,

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.